

October 17, 2022

Bjarne Tellmann
Senior Vice President and General Counsel
Haleon plc
Building 5, First Floor, The Heights
Weybridge, Surrey, KT13 0NY
United Kingdom

> **Re: Haleon plc**
> **Registration Statement on Form F-4**
> **Response dated October 17, 2022**
> **File No. 333-267650**

Dear Bjarne Tellmann:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Response dated October 17, 2022

General

1. We note your response to our prior comment and reissue the comment, in part. Please revise your disclosure to participants on page 272 or elsewhere in your prospectus, as appropriate, to include that if a participant acquires the exchange securities for the purpose of distributing them, such person must also be identified as an underwriter in the prospectus. Refer to Securities Act Sections C&DI Question 111.02 and Securities Act Forms C&DI Question 125.13.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Ansart at 202-551-4511 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Sebastian Sperber